Mail Stop 4561

									February 10, 2006


Edwin R. Maus
President and Chief Executive Officer
Laurel Capital Group, Inc.
2724 Harts Run Road
Allison Park, Pennsylvania 15101
Via Mail and Facsimile (412) 487-1259

Re:	Laurel Capital Group, Inc.
	Form 10-K for the period ended June 30, 2005
	Form 10-Q for the quarter ended September 30, 2005
	File No. 000-23010

Dear Mr. Maus:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, June 30, 2005

Exhibit 13 - 2005 Annual Report to Stockholders

Consolidated Financial Statements

Note 2 - Investment Securities, page 16

1. We note that the unrealized losses on your available-for-sale investments in the Shay Financial Services ARM Fund have continued to increase over the past fiscal year. Please refer to SAB 59 and provide us with your comprehensive analysis that these equity investments were not other than temporarily impaired as of June 30,
2005 and September 30, 2005. In your analysis, please address the following:

* the duration and the extent to which the market value has been less than cost;

* the specific time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate; and

* how you determined that you have the intent and ability to retain your investment for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which you are not guaranteed any return of investment.

2. We note your response to comment 2 in your correspondence dated May 13, 2005 that the Company expects that the net asset value of the
Shay Financial Adjustable Rate Mortgage Fund to increase as market rates of interest increase. Please tell us the reasons why the value of your investment in the Shay Financial Services ARM Fund has decreased while the fed funds rate has increased. Explain how your assertions regarding recovery of fair value up to your cost basis of your investment have been updated for this apparent divergence from your previous assumption.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Edwin R. Maus
Laurel Capital Group, Inc.
February 10, 2006
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